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                             September 15, 2022

       Alan Baratz
       President & Chief Executive Officer
       D-Wave Quantum Inc.
       3033 Beta Avenue
       Burnaby, British Columbia V5G 4M9
       Canada

                                                        Re: D-Wave Quantum Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 29,
2022
                                                            File No. 333-267124

       Dear Dr. Baratz:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed August 29, 2022

       Cover Page

   1. Disclose that the exercise price of the warrants exceeds the market price of the underlying security and disclose
the likelihood that warrant holders will not exercise their warrants.
                                                        Provide similar
disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and
disclose that cash proceeds associated with the exercises of the warrants are dependent
on the stock price. As applicable, describe the impact on your liquidity and update
the discussion on the ability of your company to fund your operations on a prospective basis
with your current cash on hand.
 Alan Baratz
FirstName LastNameAlan   Baratz
D-Wave Quantum   Inc.
Comapany 15,
September  NameD-Wave
              2022      Quantum Inc.
September
Page 2    15, 2022 Page 2
FirstName LastName
2. Please revise the cover page to disclose that you have a majority shareholder and will be a
         "controlled company" under the NYSE listing rules upon the date you file your first annual report on Form 10-K pursuant to your side letter agreement with the Public Sector
         Pension Investment Board ("PSP") at which time PSP is no longer restricted from exercising its voting rights attached to your shares (unless the agreement is terminated and you become a "controlled company" at an earlier date or PSP otherwise disposes of its controlling interest in your shares after any applicable lock-up period). Please ensure this disclosure identifies your controlling shareholder, discloses the controlling shareholder's total voting power and cross-references a longer discussion of the effects of your status as a "controlled company."
Prospectus Summary, page 11

3. Please revise your prospectus summary to discuss the material terms of the concurrent financing that you have entered into with Lincoln Park under a separate heading.
         Quantify the percentage of your public float that will become available for resale in the market pursuant to your registration statements.
Risk Factors
Risks Related to the Offering
Due to the significant number of shares of DPCM Class A Common Stock that were redeemed in connection with the Transaction. . . , page 17

4. Revise your risk factor, including the caption, to highlight the extent to which the selling securityholders acquired shares of your Common Stock at prices significantly lower than the current public trading price of your Common Shares and, as such, are incentivized to sell at current trading prices because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

We may issue additional Common Shares or other equity securities without your approval, which would dilute your ownership. . . , page 18

5. Revise to further illustrate the dilution holders of your Common Shares will experience if
         Lincoln Park purchases up to $150,000,000 of your Common Shares. Use tabular disclosure to show how the number of shares to be issued will vary depending upon the potential purchase price to be paid by Lincoln Park and disclose the maximum number of shares that may be issued.
D-Wave Systems Inc.'s Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 88

6. We note that the projected revenues for 2022 were $11 million, as set forth in the unaudited prospective financial information management prepared and provided to the
         DPCM Board and DPCM   s financial advisors in connection with the
evaluation of the
 Alan Baratz
FirstName LastNameAlan   Baratz
D-Wave Quantum   Inc.
Comapany 15,
September  NameD-Wave
              2022      Quantum Inc.
September
Page 3    15, 2022 Page 3
FirstName LastName
         Business Combination. We also note that your actual revenues for the Six Months Ended
         June 30, 2022 were approximately $3.083 million. It appears that you will miss your
         2022 revenue projection. Please update your disclosure in Liquidity and Capital
         Resources, and elsewhere, to provide updated information about the
company   s financial
         position and further risks to the business operations and liquidity in light of these circumstances.
7. Please revise your discussion about how your registration statements may impact the
         market price of the company   s Common Stock to highlight the fact
that Public Sector
         Pension Investment Board, a beneficial owner of over 50% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.
Liquidity and Capital Resources, page 97

8. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of your Common
         Stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.

Exhibits

9. The legal opinion filed as Exhibit 5.1 describes a registration statement relating to the resale of up to 13,621,005 Common Shares that may be issued by the company upon the exercise of options, but the cover page of your registration statement describes the registration of up to 6,589,154 Common Shares issuable upon the exercise of D-Wave
         Options. Please advise or revise.
General

10. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Selling Securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Please also disclose the potential profit the Selling Securityholders will earn based on the current trading price.
11. Given the nature of your offering, including, among other things, that a majority of your shares being registered for resale are held by a single entity relative to the number of shares outstanding, the short time period your outstanding shares have been held, and your relationships with some of the selling stockholders as disclosed in your prospectus, please provide us with an analysis of your basis for determining that it is appropriate to
 Alan Baratz
D-Wave Quantum Inc.
September 15, 2022
Page 4
      characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i)
      as opposed to an indirect primary offering. For guidance, please refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                           Sincerely,
FirstName LastNameAlan Baratz
                                                           Division of
Corporation Finance
Comapany NameD-Wave Quantum Inc.
                                                           Office of Technology
September 15, 2022 Page 4
cc:       Adam M. Givertz
FirstName LastName